Healing Budz, Inc.
For the Period Ended September 30, 2017
With Independent Accountant's Review Report

Healing Budz, Inc.
Financial Statements
For the Period Ended September 30, 2017

Contents



Independent Accountant's Review Report

The Board of Directors
Healing Budz, Inc.

I have reviewed the accompanying balance sheet of Healing Budz, Inc. (the Company) as of September 30, 2017, and the related statement of operations, changes in stockholders' equity, and cash flow for the one month then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the Accounting and Review Services Committee of the American Institute of AICPA. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report. I believe that my review provides a reasonable basis for my opinion.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona S Hamza

Plano, Texas
October 6, 2017

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Healing Budz, Inc.
Balance Sheet

	September 30, 2017
Assets	
Current assets:	
Cash and cash equivalents	$ -
Total current assets	-
Software development (WIP) (see note 2)	30,000
Less: accumulated amortization	-
Net software development	30,000
Other assets	-
Total assets	$ 30,000
Liabilities and partners' equity	
Current liabilities:	
Accrued Expenses	$ 1,000
Loan due to shareholder	-
Total current liabilities	1,000
Other long-term liabilities	-
Total liabilities	$ 1,000
Stockholders' equity:	
Common Stock, par value $.01:	
Authorized Shares – 5,000,000	
Issued and outstanding shares – 2,500,000	25,000
Additional Paid-in capital	24,846
Retained deficit	(20,846)
Total stockholders' equity	29,000
Total liabilities and stockholders' equity	$ 30,000

See accompanying notes.

Healing Budz, Inc.
Statements of Operations

	September 30, 2017
Revenues	$ -
Expenses:	
Accounting Fees	1,000
Amortization	-
Consulting Fees	5,000
Legal fees	12,355
Marketing	2,491
Total operating expenses	20,846
Net Loss	$ (20,846)

See accompanying notes.

Healing Budz, Inc.
Statements of Changes in Stockholders' Equity

	Common Stock, $.01 Par		Additional Paid-in Capital		Retained Deficit		Total Stockholders' Equity	
Balance at December 31, 2016	$	-	$	-	$	-	$	-
Common stock issued		25,000		24,846		-		49,846
Net Loss		-		-		(20,846)		(20,846)
Balance at September 30, 2017	$	25,000	$	24,846	$	(20,846)	$	29,000

Healing Budz, Inc.
Statements of Cash Flow

	September 30, 2017
Operating activities	
Cash receipt from customers	$ -
Cash paid for operating expenses	-
Net cash used by operating activities	-
Investing activities	
Purchase of property plant and equipment	-
Net cash used in investing activities	-
Financing activities	
Loan due to Shareholders	-
Proceeds from capital contributed	-
Net cash provided by financing activities	-
Net increase in cash and cash equivalents	-
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ -

Healing Budz, Inc.
Notes to Financial Statements
September 30, 2017

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

The Healing Budz, Inc (the Company), a Florida based C-Corporation offers an alternative wellness solution in the form of Android based Application (App) -Healing Budz. This App allows patients, practitioners and caregivers to access resources, discussion groups, blogs and provider locations to obtain natural, herbal and holistic remedies. Healing Budz application creates an interactive experience for the community members, where members will be seeking solutions, remedies, and guidance for their pursuit of a healthier life by taking part in and contribute to the forum.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Property and Equipment, Net

Property and equipment are recorded at cost, net of accumulated depreciation. Depreciation is computed using a mid-month convention over the estimated useful lives of the assets, which for furniture and fixtures, computer equipment, and most software range primarily from three to five years.

Repairs and maintenance performed on equipment or software are expensed as incurred.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the services have been provided to the customer, payments are considered fixed or determinable, and collectability from the customer is reasonably assured.

Income Tax Expense

At year-end, the Company has retained its election to be taxed as a corporation for federal and state tax purposes.

2. Software Development

As of the date of financial statements, company is in the process of developing a software. It is scheduled to be completed within next six months.

3. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

Each share of Common Stock is entitled to one vote.

4. Commitments and Contingencies

As of September 30, 2017, the Company has no commitments or contingencies.